NQL DRILLING TOOLS inc.
1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 955-3309
E-mail: blackmax@nql.com
website: http://www.nql.com

[redacted]
04046944

Our File: 300.171

December 6, 2004

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

UPPL

Dear Sirs/Mesdames;

Re: NQL Drilling Tools Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of October 22, 2004:

		INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1.		Information which the Issuer has made or is required to make public since October 22, 2004 pursuant to the laws of Canada:		
	a.	News releases i. November 11, 2004	immediately	Issuer
	b.	Management's Discussion and Analysis for the third quarter ended September 30, 2004 i. November 15, 2004	within 45 days from end of quarter	Issuer
	c.	Interim Financial Statements (includes Management's Discussion and Analysis) for the third quarter ended September 30, 2004 i. November 15, 2004	within 45 days of end of quarter	Issuer
	d.	Form 52-109FT2 – Certification of Interim Filings - CFO i. November 15, 2004	upon filing of financials	Issuer
	e.	Form 52-109FT2 – Certification of Interim Filings - CEO i. November 15, 2004	upon filing of financials	Issuer
	f.	Confirmation of mailing i. November 15, 2004	upon mailing of financials	Issuer

dlw 1/3

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. the same information as referred to in items: 1. a. to f. inclusive		
3. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer):		
a. the same information as referred to in items: 1. c. above		

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned.

Regards,

Susan J. Foote
Corporate Secretary
Enclosures

NQL Drilling Tools Inc. 3rd Quarter Results Conference Call

NISKU, AB, November 11, 2004 /CNW/ - NQL Drilling Tools Inc. (TSX – NQL.A)

Kevin Nugent, President and CEO of NQL Drilling Tools Inc., will host a conference call on Monday November 15, 2004 at 4:00 p.m. (Eastern Time), 2:00 p.m. (Mountain Time) to discuss third quarter financial results that are expected to be released prior to the market opening that day. To participate in the conference call, please dial 416-640-4127 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., dial 1-800-814-4860. Please call 10 minutes prior to the start of the call.

A replay of the conference call will be available at 416-640-1917 or 1-877-289-8525, passcode 21101393# from 6:00 p.m. (Eastern Time) November 15th to 11:59 p.m. (Eastern Time) November 22nd, 2004.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

For further information please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent@nql.com.

NQL DRILLING TOOLS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at, and for the three and nine months ended September 30, 2004 and 2003, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2003. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A is dated November 15, 2004. Additional information, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

During the third quarter of 2004, the Company disposed of its Fishing and Bits Divisions. As a result, these previously reportable operating segments have been accounted for on a discontinued basis and their current and prior year's operating results, cash flows and balance sheets have been presented separately as discontinued operations. This MD&A will focus on the continuing operations of the Company and the one remaining reportable segment (Tools Division).

Revenue

(Thousands of Canadian dollars)	For the three months ended September 30, 2004	2003	For the nine months ended September 30, 2004	2003
Revenue:				
Canada	$ 2,767	$ 4,461	$ 10,485	$ 13,015
US	7,311	10,068	22,983	21,849
International	4,406	5,807	12,540	11,671
Consolidated	$ 14,484	$ 20,336	$ 46,008	$ 46,535

Three months

As shown in the above table, revenue during the third quarter of 2004 decreased 29% to $14.5 million from $20.3 million in the prior year. In Canada, revenue declined 38% from the prior year, due primarily to the wet weather experienced in Alberta during the quarter which significantly hampered drilling activity. In the US, revenue declined 27% compared to 2003 as a result of a large sale of EM systems ($2.8 million) included in the prior year's figures. With this sale removed from the prior year, revenue in the US remained relatively flat for the quarter. International revenue declined 24% compared to the prior year, primarily as a result of a large sale of motors into Vietnam ($2.8 million) occurring in 2003. Without this large sale in 2003, international revenue increased on a year-over-year basis. The international revenue shown above primarily includes revenue from the Company's operations in Venezuela (2004 - $1.7 million; 2003 – $1.4 million), Holland (2004 - $1.6 million; 2003 - $0.7 million) and Argentina (2004 - $0.5 million; 2003 – $0.1 million). The large increase in Holland primarily relates to a $0.6 million sale of motors occurring in the quarter.

Nine months

Revenue for the nine months ended September 30, 2004 remained relatively flat from the prior year. However, as mentioned above, revenue in 2003 included two significant sales amounting to $5.6 million that were not repeated in the current year, with the exception of the $0.6 million sale occurring in Holland.

The year-over-year decline in Canadian revenue primarily relates to a large motor sale in the first quarter of 2003 that was not replicated in 2004 combined with the poor results in the third quarter of 2004 stemming from poor weather conditions.

(Thousands of Canadian dollars, except share and per share data)

Company announced its intention to dispose of several business units and capital assets in conjunction with its overall restructuring efforts at which time a significant dollar value of capital assets were reclassified as being held for sale. As a result, comparable 2003 figures include amortization on these assets held for sale whereas the 2004 figures do not. The decline on a year-to-date basis also relates to a $2.2 million charge included in amortization expense in the second quarter of 2003 relating to an impairment of deferred charges not replicated in 2004.

Interest

Three months and nine months

Interest expense during the third quarter of 2004 was $0.8 million, a significant decline from the $2.9 million recorded in the same period of 2003. Included in interest expense for the three and nine months ended September 30, 2004 was $0.3 million in deferred financing costs written off during the quarter due to the repayment of term debt during the quarter.

The year-over-year reduction in quarterly interest expense was primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in late 2003. As well, during the third quarter of 2004, the Company significantly reduced its term debt and operating line with the proceeds from the sales of the Fishing and Bits divisions. In addition, during 2003 the Company was incurring punitive interest costs and fees charged by its former lenders as a result of the financial difficulties the Company was experiencing at that time.

On a year-to-date basis, interest expense declined from $7.5 million in 2003 to $2.4 million in the current year. The reasons for the decline are the same as noted above for the quarter.

Stock Based Compensation

Three months and nine months

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options, calculated at the date of grant, are to be recorded in the income statement over the vesting period of those grants. As the Company has retroactively applied this standard without restatement of prior periods, there is no corresponding expense for the three and nine months ended September 30, 2003. For the three months ended September 30, 2004, the Company had a stock based compensation recovery of $0.4 million related to a reversal of compensation expense recorded in prior periods. This reversal resulted from the cancellation of stock options, issued to former directors, officers and employees that had not vested. For the nine months ended September 30, 2004, the compensation expense related to stock options was $0.8 million.

Other expenses

Three months

During the third quarter of 2004, management determined that certain intangible assets of the Company were impaired. As a result, $0.3 million in impairment charges were expensed in the quarter. During the third quarter of 2003, NQL recorded $1.3 million in other expenses, the largest component of which related to a $0.8 million write down in advances to a third party foreign entity. These advances had been made in connection with the development of a specialized downhole tool, in exchange for which NQL was to receive a 20 percent ownership interest in the Company. During the third quarter of 2003, management determined that changing circumstances related to the ownership of the foreign company and NQL's unwillingness to continue financing the development of the tool resulted in a permanent impairment in the value of these advances.

Nine months

For the nine months ended September 30, 2004, the Company recorded $3.4 million in other expenses. In addition to the $0.3 million of intangible assets written off in the third quarter, the Company recorded impairment charges in previous quarters of $3.1 million, the largest of which was a $2.9 million impairment loss related to the Company's

(Thousands of Canadian dollars, except share and per share data)

EM-MWD wireless guidance assets. These assets, which were previously held for sale, were written down to their estimated fair value during the second quarter of 2004 based on the various indications of value arising from the sale process.

Discontinued Operations and Assets Held for Sale

On July 31, 2004, the Company completed its disposition of all the assets and liabilities of its Fishing Division for proceeds of $23.0 million, net of estimated costs to sell of $1.3 million. Under the terms of the agreement, U.S. $1.0 million, which is included in accounts receivable, is to remain in escrow for a period of six months after which time the funds will be released subject to general indemnification provisions. The proceeds received at closing were used to repay long-term debt and reduce the Company's operating line. Accordingly, the results of these operations have been accounted for on a discontinued basis. Current and prior year's operating results, cash flows and balance sheets for this business are presented as discontinued operations in these interim consolidated financial statements.

On August 27, 2004, the Company sold all of the outstanding shares of Diamond Products International, Inc. (DPI) for proceeds of $20.7 million, net of estimated costs to sell of $1.5 million. Under the terms of the agreement, U.S. $3.0 million, which is included in accounts receivable, is to remain in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivable and general indemnification provisions. The proceeds received at closing were used to repay long-term debt and reduce the Company's operating line. Accordingly, the results of these operations have been accounted for on a discontinued basis. Current and prior year's operating results, cash flows and balance sheets for these operations are presented as discontinued operations in these interim consolidated financial statements.

On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $1.0 million. The proceeds received were applied against the Company's operating line. Accordingly, the results of these operations have been accounted for on a discontinued basis. Current and prior year's operating results, cash flows and balance sheets for these operations are presented as discontinued operations in these interim consolidated financial statements.

On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Board of Directors. The assets of this operation are available for immediate sale and continue to be actively marketed to interested parties. The results of operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. Current and prior year's operating results, cash flows and balance sheets for these operations are presented as discontinued operations in these interim consolidated financial statements.

In November 2004, the Company sold its test rig for total proceeds of $1.1 million. At June 30, 2004, the test rig had been written down to $650,000, management's estimate of its fair value less estimated disposal costs. For reporting purposes, the test rig has been presented as a current asset held for sale.

On December 19, 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM MWD wireless guidance assets and related technology. Throughout the past year, with the assistance of a business advisor, the Company actively marketed these assets. Although there was significant interest in the product line, no party was able to meet management's expectations related to value. As such, the sales process related to the EM division has been terminated and management is now turning its attention to developing the EM division for the long-term as an integral part of NQL. For reporting purposes, the assets of this business are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the June 30, 2004 carrying values, which management believes represent the current fair value of these assets. The comparative figures for 2003 have also been reclassified accordingly. Amortization of these assets will recommence in the fourth quarter.

Income Taxes

The effective income tax rate of the Company for the three and nine months ended September 30, 2004 was 34% (2003 - 38%) and 39% (2003 – 36%), respectively. The changes year-over-year generally relate to changes in the relative weighting of the taxable position amongst the various jurisdictions in which the Company operates. As a

(Thousands of Canadian dollars, except share and per share data)

result of the loss position of the Company, current income taxes are in a net recovery position on both a quarterly and year-to-date basis.

Net Loss and Loss per share

The Company recorded a loss from continuing operations of $2.8 million ($0.07/share) during the third quarter of 2004 compared to a loss of $4.6 million ($0.15/share) in 2003. Overall, the net loss for the third quarter of this year was $15.1 million ($0.36/share) compared to a net loss of $4.4 million ($0.15/share) in 2003. On a year-to-date basis, the Company recorded a loss from continuing operations of $7.2 million ($0.17/share) for 2004 compared to a loss from continuing operations of $32.0 million ($1.13/share) in the prior year. On a year-to-date basis, the net loss this year was $38.0 million ($0.89/share) compared to $47.7 million ($1.68/share) in 2003.

It should be noted that in the year-to-date results for 2003 the Company was impacted by a goodwill impairment charge of $19.3 million, which did not exist in the continuing operations of the current year.

Capital Resources, Liquidity and Share Capital

As at September 30, 2004, the Company had working capital of $30.3 million compared to $26.4 million at December 31, 2003. The increase in working capital primarily relates to the dispositions of the Fishing and Bits divisions. The proceeds from each of these divisions were used to reduce long-term debt and bank indebtedness.

After completion of the Fishing and Bits division transactions, the Company's total long-term debt (including current portion) as at September 30, 2004 was $7.9 million. In October 2004, the Company repaid two mortgages in the US totaling $1.7 million, further reducing total long-term debt to $6.2 million. This compares to total long-term debt (including current portion) of $35.5 million at December 31, 2003.

As a result of the new corporate structure of the Company and the cash injection arising from the sale of the Fishing and Bits divisions, it is management's intention to restructure its debt facilities with an appropriate mix of both operating and term debt. We expect to complete this restructuring during the fourth quarter. At this time, the Company has sufficient availability in its operating lines of credit to meet the ongoing obligations of the Company.

At November 15, 2004, the Company had 42.0 million common shares, 1.8 million stock options and 0.1 million warrants issued and outstanding compared to 42.6 million common shares, 3.4 million stock options and 0.2 million warrants issued and outstanding at December 31, 2003. The reduction in common shares outstanding relates to a buyback of 0.65 million shares through a normal course issuer bid initiated in October. The reduction in stock options and warrants relate to the cancellation of options and warrants issued to former directors, officers and employees.

Outlook

NQL is pleased with the progress made to date in restructuring its core downhole tools business. The Company expects some additional restructuring expenses during the fourth quarter (mainly severance costs) however, these costs are expected to be relatively minor compared to the charges seen over the past 18 months.

With general industry fundamentals remaining strong, and the majority of the restructuring effort behind us, the Company expects financial results for the fourth quarter of 2004 to improve when compared to the third quarter. However, NQL does not expect the full impact of its restructuring efforts to be felt until the first quarter of 2005.

Management and the Board would like to thank our loyal and dedicated staff that have remained with the Company through these uncertain times. NQL has turned the corner and we now look forward to building a better company for our employees, customers and shareholders for many years to come.

Non-GAAP Measures

In this quarterly report, we have included measures of earnings before charges of an infrequent nature as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our

performance in 2004 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, including EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings.

MESSAGE TO SHAREHOLDERS

Introduction

The third quarter of 2004 marked a conclusion to the strategic process that began in March of this year. The sale of the Fishing and Bits divisions during the quarter resulted in a smaller, focused, and financially sound company ready to execute the next elements of its business plan. As a result of concluding the strategic process, management was able to focus its attention on improving the remaining core business of the Company, including the following accomplishments to date:

- A consolidation of service centers in the United States which will result in greater efficiency for the Company;
- An expansion of sales efforts in Canada and the United States to ensure better market penetration and a higher level of attention and service to our customers;
- The replacement of management in under performing areas such as the Middle East;
- Reduced administrative costs through a general reduction in staff and a renewed focus on efficiency;
- The shut-down of unprofitable operations in Mexico and the subsequent sale of the operating assets in this country;
- The establishment of a centralized global inventory management team dedicated to reducing inventory levels, improving service levels and increasing asset utilization;
- The elimination of redundant assets such as the drilling rig used for testing purposes at the Company's Nisku facility; and
- Implementation of a business plan to retain NQL's proprietary EM-MWD product line.

The Company has begun to experience the positive impact from the work done to date as revenue and cash flow levels have started to rebound. Revenue improved from $4.0 million in the month of July to $5.5 million in the month of September which, when combined with declining costs, resulted in a significant improvement in cash flow between July and September.

Overall, earnings before interest, taxes, depreciation and amortization (EBITDA) during the third quarter was negative $1.4 million but included approximately $3.4 million of restructuring costs, the majority of which related to severance costs. Although our goal is to continue to improve on these numbers, the resulting $2.0 million in positive normalized EBITDA for the quarter was in line with our expectations at this juncture of the restructuring.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at, and for the three and nine months ended September 30, 2004 and 2003, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2003. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A is dated November 15, 2004. Additional information, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

During the third quarter of 2004, the Company disposed of its Fishing and Bits Divisions. As a result, these previously reportable operating segments have been accounted for on a discontinued basis and their current and prior year's operating results, cash flows and balance sheets have been presented separately as discontinued operations. This MD&A will focus on the continuing operations of the Company and the one remaining reportable segment (Tools Division).

Revenue

(Thousands of Canadian dollars)	For the three months ended September 30, 2004	2003	For the nine months ended September 30, 2004	2003
Revenue:				
Canada	$ 2,767	$ 4,461	$ 10,485	$ 13,015
US	7,311	10,068	22,983	21,849
International	4,406	5,807	12,540	11,671
Consolidated	$ 14,484	$ 20,336	$ 46,008	$ 46,535

Three months

As shown in the above table, revenue during the third quarter of 2004 decreased 29% to $14.5 million from $20.3 million in the prior year. In Canada, revenue declined 38% from the prior year, due primarily to the wet weather experienced in Alberta during the quarter which significantly hampered drilling activity. In the US, revenue declined 27% compared to 2003 as a result of a large sale of EM systems ($2.8 million) included in the prior year's figures. With this sale removed from the prior year, revenue in the US remained relatively flat for the quarter. International revenue declined 24% compared to the prior year, primarily as a result of a large sale of motors into Vietnam ($2.8 million) occurring in 2003. Without this large sale in 2003, international revenue increased on a year-over-year basis. The international revenue shown above primarily includes revenue from the Company's operations in Venezuela (2004 - $1.7 million; 2003 – $1.4 million), Holland (2004 - $1.6 million; 2003 - $0.7 million) and Argentina (2004 - $0.5 million; 2003 – $0.1 million). The large increase in Holland primarily relates to a $0.6 million sale of motors occurring in the quarter.

Nine months

Revenue for the nine months ended September 30, 2004 remained relatively flat from the prior year. However, as mentioned above, revenue in 2003 included two significant sales amounting to $5.6 million that were not repeated in the current year, with the exception of the $0.6 million sale occurring in Holland.

The year-over-year decline in Canadian revenue primarily relates to a large motor sale in the first quarter of 2003 that was not replicated in 2004 combined with the poor results in the third quarter of 2004 stemming from poor weather conditions.

Despite the $2.8 million EM sale in 2003 that was not replicated in 2004, the US still managed to show a 5% increase in revenue year-over-year. This increase is primarily the result of a stronger oil and gas drilling environment in 2004 compared to 2003.

The international revenue on a year-to-date basis primarily includes revenue from operations in Venezuela (2004 - $4.3 million; 2003 - $2.4 million), Holland (2004 - $3.9 million; 2003 - $2.1 million), the United Arab Emirates (2004 - $2.3 million; 2003 - $2.1 million) and Argentina (2004 - $1.0 million; 2003 - $1.0 million). In general, the increase in revenue in these areas relates to the strengthening of the oil and gas market over the prior year. As well, the increase in revenue in Venezuela has been impacted by an improved political climate in 2004. International revenue gains were achieved despite the $2.8 million motor sale to Vietnam in 2003 not replicated in 2004.

Expenses and Margins

Three months and nine months

Effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs. This reclassification is consistent with the shift in strategic focus for this product line from a rental/leasing model to a system sale model. As a result, higher direct expenses were in part offset by lower administrative expenses. As a result, gross margins for the third quarter of 2004 were 41% compared to 45% in the comparable period of 2003.

On a year-to-date basis, the gross margin in 2004 was 41% compared to 49% in 2003. In addition to the impact of the EM-MWD reclassification, gross margins in 2003 were positively impacted by the significant margins achieved on the two large sales discussed previously.

G&A

Three months

General and administrative expenses for the third quarter declined from $8.5 million in 2003 to $7.4 million in 2004. Included in G&A expenses for the third quarter of this year were approximately $3.4 million in severance costs and other restructuring related items. In the prior year, the quarterly G&A figure included $1.4 million in bad debt provisions, $0.8 million in consulting and professional fees associated with Company's financial difficulties and $0.5 million of costs associated with settling certain employment contracts. By removing the effect of the various items noted above, G&A for the third quarter of 2004 was $4.0 million compared to $5.8 million in the prior year. Most of the decline in 2004 relates to the impact of the EM-MWD cost reclassification discussed previously and the results of cost rationalization efforts started in the latter part of the third quarter.

Nine months

General and administrative expenses for the nine months ended September 30, 2004 were $17.2 million compared to $21.8 million in the prior year. As discussed above, included in G&A expenses for 2004 were approximately $3.4 million in severance costs and other restructuring related items. In the prior year, the G&A expenses included $1.4 million in bad debt provisions, $2.1 million in consulting and professional fees associated with Company's financial difficulties and $1.3 million of costs associated with settling certain employment contracts. Again, by removing the effect of these items, G&A for the nine month period was $13.8 million compared to $17.0 million in the prior year. As discussed above, the decline in 2004 also relates to the impact of the EM-MWD cost reclassification and the results of cost rationalization efforts started in the latter part of the third quarter.

Amortization

Three months and nine months

Amortization expense declined from $3.1 million during the third quarter of 2003 to $2.0 million in the comparable 2004 period. On a year-to-date basis, amortization expense declined from $10.5 million in 2003 to $6.0 million in 2004. The decline on both a quarterly and year-to-date basis is a result of the requirements under Canadian GAAP to cease amortizing assets once they are classified as being held for sale. During the fourth quarter of 2003, the Company announced its intention to dispose of several business units and capital assets in conjunction with its overall restructuring efforts at which time a significant dollar value of capital assets were reclassified as being held for sale. As a result, comparable 2003 figures include amortization on these assets held for sale whereas the 2004 figures do not. The decline on a year-to-date basis also relates to a $2.2 million charge included in amortization expense in the second quarter of 2003 relating to an impairment of deferred charges not replicated in 2004.

Interest

Three months and nine months

Interest expense during the third quarter of 2004 was $0.8 million, a significant decline from the $2.9 million recorded in the same period of 2003. Included in interest expense for the three and nine months ended September 30, 2004 was $0.3 million in deferred financing costs written off during the quarter due to the repayment of term debt during the quarter.

The year-over-year reduction in quarterly interest expense was primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in late 2003. As well, during the third quarter of 2004, the Company significantly reduced its term debt and operating line with the proceeds from the sales of the Fishing and Bits divisions. In addition, during 2003 the Company was incurring punitive interest costs and fees charged by its former lenders as a result of the financial difficulties the Company was experiencing at that time.

On a year-to-date basis, interest expense declined from $7.5 million in 2003 to $2.4 million in the current year. The reasons for the decline are the same as noted above for the quarter.

Stock Based Compensation

Three months and nine months

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options, calculated at the date of grant, are to be recorded in the income statement over the vesting period of those grants. As the Company has retroactively applied this standard without restatement of prior periods, there is no corresponding expense for the three and nine months ended September 30, 2003. For the three months ended September 30, 2004, the Company had a stock based compensation recovery of $0.4 million related to a reversal of compensation expense recorded in prior periods. This reversal resulted from the cancellation of stock options, issued to former directors, officers and employees that had not vested. For the nine months ended September 30, 2004, the compensation expense related to stock options was $0.8 million.

Other expenses

Three months

During the third quarter of 2004, management determined that certain intangible assets of the Company were impaired. As a result, $0.3 million in impairment charges were expensed in the quarter. During the third quarter of 2003, NQL recorded $1.3 million in other expenses, the largest component of which related to a $0.8 million write down in advances to a third party foreign entity. These advances had been made in connection with the development of a specialized downhole tool, in exchange for which NQL was to receive a 20 percent ownership interest in the Company. During the third quarter of 2003, management determined that changing circumstances related to the ownership of the foreign company and NQL's unwillingness to continue financing the development of the tool resulted in a permanent impairment in the value of these advances.

Nine months

For the nine months ended September 30, 2004, the Company recorded $3.4 million in other expenses. In addition to the $0.3 million of intangible assets written off in the third quarter, the Company recorded impairment charges in previous quarters of $3.1 million, the largest of which was a $2.9 million impairment loss related to the Company's EM-MWD wireless guidance assets. These assets, which were previously held for sale, were written down to their estimated fair value during the second quarter of 2004 based on the various indications of value arising from the sale process.

Discontinued Operations and Assets Held for Sale

On July 31, 2004, the Company completed its disposition of all the assets and liabilities of its Fishing Division for proceeds of $23.0 million, net of estimated costs to sell of $1.3 million. Under the terms of the agreement, U.S. $1.0 million, which is included in accounts receivable, is to remain in escrow for a period of six months after which time the funds will be released subject to general indemnification provisions. The proceeds received at closing were used to repay long-term debt and reduce the Company's operating line. Accordingly, the results of these operations have been accounted for on a discontinued basis. Current and prior year's operating results, cash flows and balance sheets for this business are presented as discontinued operations in these interim consolidated financial statements.

On August 27, 2004, the Company sold all of the outstanding shares of Diamond Products International, Inc. (DPI) for proceeds of $20.7 million, net of estimated costs to sell of $1.5 million. Under the terms of the agreement, U.S. $3.0 million, which is included in accounts receivable, is to remain in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivable and general indemnification provisions. The proceeds received at closing were used to repay long-term debt and reduce the Company's operating line. Accordingly, the results of these operations have been accounted for on a discontinued basis. Current and prior year's operating results, cash flows and balance sheets for these operations are presented as discontinued operations in these interim consolidated financial statements.

On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $1.0 million. The proceeds received were applied against the Company's operating line. Accordingly, the results of these operations have been accounted for on a discontinued basis. Current and prior year's operating results, cash flows and balance sheets for these operations are presented as discontinued operations in these interim consolidated financial statements.

On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Board of Directors. The assets of this operation are available for immediate sale and continue to be actively marketed to interested parties. The results of operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. Current and prior year's operating results, cash flows and balance sheets for these operations are presented as discontinued operations in these interim consolidated financial statements.

In November 2004, the Company sold its test rig for total proceeds of $1.1 million. At June 30, 2004, the test rig had been written down to $650,000, management's estimate of its fair value less estimated disposal costs. For reporting purposes, the test rig has been presented as a current asset held for sale.

On December 19, 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM MWD wireless guidance assets and related technology. Throughout the past year, with the assistance of a business advisor, the Company actively marketed these assets. Although there was significant interest in the product line, no party was able to meet management's expectations related to value. As such, the sales process related to the EM division has been terminated and management is now turning its attention to developing the EM division for the long-term as an integral part of NQL. For reporting purposes, the assets of this business are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the June 30, 2004 carrying values, which management believes represent the current fair value of these assets. The comparative figures for 2003 have also been reclassified accordingly. Amortization of these assets will recommence in the fourth quarter.

Income Taxes

The effective income tax rate of the Company for the three and nine months ended September 30, 2004 was 34% (2003 - 38%) and 39% (2003 – 36%), respectively. The changes year-over-year generally relate to changes in the relative weighting of the taxable position amongst the various jurisdictions in which the Company operates. As a result of the loss position of the Company, current income taxes are in a net recovery position on both a quarterly and year-to-date basis.

Net Loss and Loss per share

The Company recorded a loss from continuing operations of $2.8 million ($0.07/share) during the third quarter of 2004 compared to a loss of $4.6 million ($0.15/share) in 2003. Overall, the net loss for the third quarter of this year was $15.1 million ($0.36/share) compared to a net loss of $4.4 million ($0.15/share) in 2003. On a year-to-date basis, the Company recorded a loss from continuing operations of $7.2 million ($0.17/share) for 2004 compared to a loss from continuing operations of $32.0 million ($1.13/share) in the prior year. On a year-to-date basis, the net loss this year was $38.0 million ($0.89/share) compared to $47.7 million ($1.68/share) in 2003.

It should be noted that in the year-to-date results for 2003 the Company was impacted by a goodwill impairment charge of $19.3 million, which did not exist in the continuing operations of the current year.

Capital Resources, Liquidity and Share Capital

As at September 30, 2004, the Company had working capital of $30.3 million compared to $26.4 million at December 31, 2003. The increase in working capital primarily relates to the dispositions of the Fishing and Bits divisions. The proceeds from each of these divisions were used to reduce long-term debt and bank indebtedness.

After completion of the Fishing and Bits division transactions, the Company's total long-term debt (including current portion) as at September 30, 2004 was $7.9 million. In October 2004, the Company repaid two mortgages in the

US totaling $1.7 million, further reducing total long-term debt to $6.2 million. This compares to total long-term debt (including current portion) of $35.5 million at December 31, 2003.

As a result of the new corporate structure of the Company and the cash injection arising from the sale of the Fishing and Bits divisions, it is management's intention to restructure its debt facilities with an appropriate mix of both operating and term debt. We expect to complete this restructuring during the fourth quarter. At this time, the Company has sufficient availability in its operating lines of credit to meet the ongoing obligations of the Company.

At November 15, 2004, the Company had 42.0 million common shares, 1.8 million stock options and 0.1 million warrants issued and outstanding compared to 42.6 million common shares, 3.4 million stock options and 0.2 million warrants issued and outstanding at December 31, 2003. The reduction in common shares outstanding relates to a buyback of 0.65 million shares through a normal course issuer bid initiated in October. The reduction in stock options and warrants relate to the cancellation of options and warrants issued to former directors, officers and employees.

Outlook

NQL is pleased with the progress made to date in restructuring its core downhole tools business. The Company expects some additional restructuring expenses during the fourth quarter (mainly severance costs) however, these costs are expected to be relatively minor compared to the charges seen over the past 18 months.

With general industry fundamentals remaining strong, and the majority of the restructuring effort behind us, the Company expects financial results for the fourth quarter of 2004 to improve when compared to the third quarter. However, NQL does not expect the full impact of its restructuring efforts to be felt until the first quarter of 2005.

Management and the Board would like to thank our loyal and dedicated staff that have remained with the Company through these uncertain times. NQL has turned the corner and we now look forward to building a better company for our employees, customers and shareholders for many years to come.

Non-GAAP Measures

In this quarterly report, we have included measures of earnings before charges of an infrequent nature as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2004 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, including EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

NQL Drilling Tools Inc. Consolidated Balance Sheet

(Unaudited)

(Thousands of Canadian dollars)

	September 30, 2004	December 31, 2003 *(restated – note 4)*
ASSETS		
CURRENT		
Cash	$1,460	$1,878
Accounts receivable	24,337	16,667
Income taxes recoverable	2,756	4,937
Inventory	21,628	23,374
Prepaid expenses	1,012	696
Current assets held for sale (note 4)	1,828	23,521
	53,021	71,073
Other assets	243	673
Future income taxes	10,714	9,314
Capital assets	64,927	71,363
Deferred charges	1,201	1,530
Goodwill	2,744	2,744
Long-term assets held for sale (note 4)	1,721	55,765
	$134,571	$212,462
LIABILITIES		
CURRENT		
Bank indebtedness	$3,239	$10,106
Accounts payable and accrued liabilities	11,553	12,608
Income taxes payable	1,021	662
Current portion of long-term debt (note 5)	6,704	11,602
Current liabilities held for sale (note 4)	226	9,721
	22,743	44,699
Long-term debt (note 5)	1,214	23,861
Future income taxes	835	1,786
Long-term liabilities held for sale (note 4)	84	3,257
	24,876	73,603
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	181,346	181,473
Contributed surplus (note 3)	3,650	-
Deficit	(63,910)	(23,220)
Cumulative translation adjustment (note 7)	(11,391)	(19,394)
	109,695	138,859
	$134,571	$212,462

NQL Drilling Tools Inc. Consolidated Statement of Operations *(Unaudited)*	For the three months ended September 30,		For the nine months ended September 30,	
(Thousands of Canadian dollars, except share and per share data)	2004	2003 *(restated – note 4)*	2004	2003 *(restated – note 4)*
Revenue	$14,484	$20,336	$46,008	$46,535
Direct expenses	8,489	11,233	27,282	23,760
Gross Margin	5,995	9,103	18,726	22,775
Expenses				
General and administrative	7,402	8,478	17,188	21,755
Amortization	1,960	3,066	5,965	10,526
	9,362	11,544	23,153	32,281
Loss from continuing operations before under noted	(3,367)	(2,441)	(4,427)	(9,506)
Interest expense	(839)	(2,913)	(2,351)	(7,529)
Stock based compensation (note 3)	422	-	(814)	-
Other expenses (note 8)	(354)	(1,314)	(3,404)	(1,314)
Foreign exchange loss	(114)	(763)	(775)	(1,657)
Loss from continuing operations before income taxes and goodwill impairment	(4,252)	(7,431)	(11,771)	(20,006)
Income tax recovery (expense)				
Current	172	(1,189)	305	478
Future	1,279	3,993	4,263	6,789
	1,451	2,804	4,568	7,267
Loss from continuing operations before goodwill impairment	(2,801)	(4,627)	(7,203)	(12,739)
Goodwill impairment	-	-	-	19,310
Loss from continuing operations	(2,801)	(4,627)	(7,203)	(32,049)
(Loss) income from discontinued operations, net of income taxes (note 4)	(12,330)	252	(30,823)	(15,669)
Net loss	$(15,131)	$(4,375)	$(38,026)	$(47,718)
Loss per common share				
Loss per common share from continuing operations				
Basic and diluted	$(0.07)	$(0.15)	$(0.17)	$(1.13)
Loss per common share – net				
Basic and diluted	$(0.36)	$(0.15)	$(0.89)	$(1.68)
Weighted average common shares outstanding – basic	42,615,844	29,975,351	42,614,251	28,366,333
Weighted average common shares outstanding – diluted	42,615,844	30,070,363	42,614,251	28,461,345

NQL Drilling Tools Inc. Consolidated Statement of Deficit *(Unaudited)* *(Thousands of Canadian dollars)*	For the three months ended September 30, 2004	2003	For the nine months ended September 30, 2004	2003
(Deficit) retained earnings, beginning of period	$ (48,779)	$ (7,434)	$ (23,220)	$ 35,909
Change in accounting policy (note 3)	-	-	(2,664)	-
(Deficit) retained earnings, beginning of period, as restated	(48,779)	(7,434)	(25,884)	35,909
Net loss for the period	(15,131)	(4,375)	(38,026)	(47,718)
Deficit, end of period	$ (63,910)	$ (11,809)	$ (63,910)	$ (11,809)

NQL Drilling Tools Inc. Consolidated Statement of Cash Flow *(Unaudited)* *(Thousands of Canadian dollars)*	For the three months ended September 30, 2004	2003 *(restated – note 4)*	For the nine months ended September 30, 2004	2003 *(restated – note 4)*
Net inflow (outflow) of cash related to the following activities				
OPERATING ACTIVITIES				
Loss from continuing operations	$ (2,801)	$ (4,627)	$ (7,203)	$ (32,049)
Items not affecting cash				
Amortization	1,960	3,066	5,965	10,526
Amortization of deferred financing costs	368	-	434	461
Stock-based compensation (note 3)	(422)	-	814	-
Other expenses (note 8)	354	1,314	3,404	1,314
Future income taxes	(1,279)	(3,993)	(4,263)	(6,789)
Goodwill impairment	-	-	-	19,310
	(1,820)	(4,240)	(849)	(7,227)
Net change in operating working capital items from continuing operations	(4,995)	(2,512)	(6,996)	(2,770)
Cash used in continuing operations	(6,815)	(6,752)	(7,845)	(9,997)
Cash provided by (used in) discontinued operations	98	2,097	(741)	17,302
Total cash (used in) provided by operating activities	(6,717)	(4,655)	(8,586)	7,305
FINANCING ACTIVITIES				
Bank indebtedness – net	(15,437)	(3,547)	(6,867)	(4,968)
Issuance of capital stock	-	23,583	45	23,670
Proceeds from long-term debt	27	11,907	34,917	12,643
Repayment of long-term debt	(24,990)	(22,722)	(62,327)	(25,479)
Cash provided by (used in) discontinued operations	2,921	(1,604)	43	(5,206)
Cash (used in) provided by financing activities	(37,479)	7,617	(34,189)	660
INVESTING ACTIVITIES				
Other assets	(381)	(583)	(121)	(515)
Deferred charges	(22)	(41)	(503)	(284)
Purchase of capital assets	(1,457)	(701)	(2,697)	(5,564)
Cash provided by (used in) discontinued operations	44,691	(1,125)	45,678	(1,446)
Cash provided by (used in) investing activities	42,831	(2,450)	42,357	(7,809)
(Decrease) increase in cash	(1,365)	512	(418)	156
Cash, beginning of period	2,825	784	1,878	1,140
Cash, end of period	$1,460	$1,296	$1,460	$1,296
Supplementary disclosure of cash flow information				
Interest paid	$ 243	$ 3,049	$ 1,949	$ 7,437
Income taxes (received) paid	$ (387)	$ 182	$ (1,009)	$ (1,262)

(Thousands of Canadian dollars, except share and per share data)

1. Basis of Presentation

These interim consolidated financial statements of NQL Drilling Tools Inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements follow the same accounting policies and methods as the December 31, 2003 consolidated financial statements, except as disclosed in Note 3. These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto for the year ended December 31, 2003.

2. Continuation of the Business

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has experienced adverse conditions and events, which cast doubt upon the validity of this assumption.

During fiscal 2003, the Company took several steps to improve its liquidity and working capital position and restore its financial stability. These steps included closing a $10,000 liquidity loan (fully repaid January 29, 2004) with a significant shareholder of the Company, a private placement issuance of 7.9 million common shares for net proceeds of $23,706 and a rights offering for 7.1 million common shares for net proceeds of $21,522.

In January 2004, the Company completed a $55,000 debt refinancing package with HSBC Bank Canada ($35,000) and HSBC Bank USA (U.S. $15,000). This new debt refinancing package was used to retire certain debt facilities existing at December 31, 2003.

On July 31, 2004, the Company completed a sale of its Fishing Division for proceeds of $22,971 (net of estimated costs to sell of $1,345) as described in Note 4. On August 27, 2004, the Company completed a sale of its Bits Division for proceeds of $20,689 (net of estimated costs to sell of $1,504). The proceeds from these two transactions were used to repay loans outstanding with HSBC Bank Canada and HSBC Bank USA and to reduce bank indebtedness.

Management believes the proceeds from the sale of its Fishing and Bits Divisions and the financings described above have restored the financial stability of the Company. However, the validity of the going concern assumption is dependent upon the Company's ability to restore and maintain profitable operations.

If the going concern were not appropriate for these interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

3. Change in accounting policy

Stock-based compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options is calculated at the date of grant and that value is recorded in the financial statements over the vesting period of those grants. The Company has retroactively applied this standard, without restatement of prior periods. Accordingly, on January 1, 2004, the deficit was increased by $2,664, contributed surplus was increased by $2,645 and capital stock was increased by $19 to account for the stock option expense that would have been charged to earnings in 2002 and 2003 with respect to all options granted since January 1, 2002. For the three months ended September 30, 2004, the Company had a stock based compensation recovery of $422 related to a reversal of compensation expense recorded in prior periods. This reversal resulted from the cancellation of stock options, issued to former directors, officers and employees, during the quarter that had not vested. For the nine months ended September 30, 2004, the compensation expense related to stock options was $814.

If the Company had expensed the fair value of options in the prior period, the net loss and loss per share would have been increased to the pro forma amounts indicated below:

(Thousands of Canadian dollars, except share and per share data)

	For the three months ended September 30, 2003	For the nine months ended September 30, 2003
Net loss applicable to common shareholders, as reported	$ 4,375	$ 47,718
Pro forma net loss applicable to common shareholders	4,400	48,037
Net loss per common share, as reported - basic and diluted	(0.15)	(1.68)
Pro forma net loss per common share - basic and diluted	(0.15)	(1.69)

The fair value of each option grant by the Company was estimated using the Black-Scholes option-pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.83% (2003 – 3.89%), an average life of five years, and a volatility of 57.39% (2003 – 58.28%). The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

Discontinued operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of. Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where the carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

4. Discontinued operations and assets held for sale

Discontinued operations

(1) On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. for total proceeds of U.S. $1,425. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale at December 31, 2003. In accordance with CICA Handbook Section 3475, the Company determined that the net proceeds were less than the net book value of the net assets sold as at December 31, 2003 and adjusted the carrying values accordingly. As such, there was no gain or loss recorded on the sale during the first quarter of 2004. Current and prior year's operating results, cash flows and balance sheets for this business are presented as discontinued operations in these interim consolidated financial statements.

(2) On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Board of Directors. The assets of this operation are available for immediate sale and continue to be actively marketed to interested parties. At December 31, 2003, the Company determined that the net book value of the Bolivian net assets were greater than the estimated net proceeds from sale and adjusted the carrying values accordingly. The results of operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. Current and prior year's operating results, cash flows and balance sheets for these operations are presented as discontinued operations in these interim consolidated financial statements.

(3) On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $22,971, net of estimated costs to sell of $1,345. Under the terms of the agreement, U.S. $1,000, which is included in accounts receivable, is to remain in escrow for a period of six months after which time the funds will be released subject to general indemnification provisions. The proceeds received at closing were used to repay long-term debt and reduce bank indebtedness. Accordingly, the results of these operations have been accounted for on a discontinued basis. In accordance with CICA Handbook Section 3475, the Company determined that the estimated net proceeds were less than the net book value of the net assets sold as at June 30, 2004 and adjusted the carrying values accordingly. During the quarter ended September 30, 2004, the Company recorded a loss on sale of $3,233. Included in this loss is $2,779 representing the tax expense on the sale of goodwill, which in accordance with purchase accounting rules under GAAP, was not previously tax affected. Current and prior year's operating results, cash flows and balance sheets for this business are presented as discontinued operations in these interim consolidated financial statements.

(Thousands of Canadian dollars, except share and per share data)

(4) On August 27, 2004, the Company sold all of the outstanding shares of Diamond Products International, Inc. (DPI) for proceeds of $20,689, net of estimated costs to sell of $1,504. Under the terms of the agreement, U.S. $3,000, which is included in accounts receivable, is to remain in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivable and general indemnification provisions. The proceeds received at closing were used to repay long-term debt and reduce bank indebtedness. Accordingly, the results of these operations have been accounted for on a discontinued basis. In accordance with CICA Handbook Section 3475, the Company determined that the estimated net proceeds were less than the net book value of the net assets sold as at June 30, 2004 and adjusted the carrying values accordingly. During the quarter ended September 30, 2004, the Company recorded a loss on sale of $8,826. Included in this loss is $8,919 representing the realization of the cumulative translation adjustment balance on the disposition (Note 7). Current and prior year's operating results, cash flows and balance sheets for these operations are presented as discontinued operations in these interim consolidated financial statements.

(5) On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $976. The proceeds received were used to reduce bank indebtedness. Accordingly, the results of these operations have been accounted for on a discontinued basis. For the three and nine months ended September 30, 2004, the Company recorded a gain on sale of $530. Current and prior year's operating results, cash flows and balance sheets for these operations are presented as discontinued operations in these interim consolidated financial statements.

As a result of the discontinued operations treatment of the Fishing Division, Bits Division and the Mexican operations, the comparative figures for 2003 have been reclassified accordingly.

Assets held for Sale

In April 2004, the Company sold its 20% investment in RTI, LLC. and related RTI assets for total proceeds of U.S. $600. RTI was an entity that had developed proprietary technology related to certain casing exiting systems. At December 31, 2003, these assets were written down to fair value net of estimated disposition costs. For reporting purposes, these assets have been presented separately as current assets held for sale.

In November 2004, the Company sold its test rig for total proceeds of $1,090. At June 30, 2004, the test rig had been written down to $650, management's estimate of its fair value less estimated disposal costs. For reporting purposes, the test rig has been presented as a current asset held for sale.

On December 19, 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM MWD wireless guidance assets and related technology. Throughout the past year, with the assistance of a business advisor, the Company actively marketed these assets. Although there was significant interest in the product line, no party was able to meet management's expectations related to value. As such, the sales process related to the EM division has been terminated and management is now turning its attention to developing the EM division for the long-term as an integral part of NQL. At June 30, 2004, these assets were written down to their estimated fair value, net of disposition costs (Note 8). For reporting purposes, the assets of this business are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the June 30, 2004 carrying values, which management believes represent the current fair value of these assets. The comparative figures for 2003 have also been reclassified accordingly. Amortization of these assets will recommence in the fourth quarter of 2004.

Amounts included in the consolidated balance sheets relating to discontinued operations and the assets held for sale are as follows:

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

4. Discontinued operations and assets held for sale (continued)

	September 30, 2004					
	Ackerman	Bolivia	Fishing	Bits	Mexico	Total
Current assets held for sale						
Discontinued operations						
Cash	$-	$156	$-	$-	$-	$156
Accounts receivable	-	334	-	-	-	$334
Inventory	-	633	-	-	-	$633
Prepaids	-	55	-	-	-	$55
	-	1,178	-	-	-	1,178
Assets held for sale						
Research and development equipment (test rig)						650
Current assets held for sale						$1,828
Long-term assets held for sale						
Discontinued operations						
Capital assets	$ -	$ 1,721	$ -	$ -	$ -	$ 1,721

	September 30, 2004					
	Ackerman	Bolivia	Fishing	Bits	Mexico	Total
Current liabilities held for sale						
Discontinued operations						
Accounts payable and accrued liabilities	$-	$226	$-	$-	$-	$226
Long-term liabilities held for sale						
Discontinued operations						
Long-term debt	$ -	$ 84	$ -	$ -	$ -	$ 84

	December 31, 2003					
	Ackerman	Bolivia	Fishing	Bits	Mexico	Total
Current assets held for sale						
Discontinued operations						
Cash	$454	$153	$-	$-	$-	$607
Accounts receivable	666	232	4,708	5,236	-	$10,842
Inventory	462	748	1,840	7,663	-	$10,713
Prepaids	5	36	50	135	-	$226
Capital assets	421	-	-	-	-	$421
	2,008	1,169	6,598	13,034	-	22,809
Assets held for sale						
RTI inventory						425
Other assets						287
Current assets held for sale						$23,521
Long-term assets held for sale						
Discontinued operations						
Capital assets	$ -	$ 1,857	$ 12,298	$ 2,930	$ 2,180	$ 19,265
Goodwill	-	-	10,888	20,758	-	31,646
Deferred charges	-	-	-	4,054	-	4,054
	-	1,857	23,186	27,742	2,180	54,965
Assets held for sale						
Research and development equipment (test rig)						800
Long-term assets held for sale						$ 55,765

(Thousands of Canadian dollars, except share and per share data)

4. Discontinued operations and assets held for sale (continued)

	December 31, 2003					
	Ackerman	Bolivia	Fishing	Bits	Mexico	Total
Current liabilities held for sale						
Discontinued operations						
Accounts payable and accrued liabilities	$219	$112	$2,328	$4,158	$-	$6,817
Bank indebtedness	431	-	-	2,473	-	$2,904
	$ 650	$ 112	$ 2,328	$ 6,631	$ -	$ 9,721
Long-term liabilities held for sale						
Discontinued operations						
Long-term debt	$ -	$ 47	$ -	$ -	$ -	$ 47
Future income taxes	-	-	1,743	1,467	-	3,210
	$ -	$ 47	$ 1,743	$ 1,467	$ -	$ 3,257

Results of discontinued operations are as follows:

	For the three months ended September 30, 2004					
	Ackerman	**Bolivia**	**Fishing**	**Bits**	**Mexico**	**Total**
Revenue	**$-**	**$369**	**$2,063**	**$2,585**	**$25**	**$5,042**
Income (loss) before goodwill impairment (net of income taxes)	**$ -**	**$ 155**	**$ 393**	**$ (920)**	**$ (429)**	**$ (801)**
Goodwill impairment	-	-	-	-	-	-
(Loss) gain on sale (net of income taxes)	-	-	**(3,233)**	**(8,826)**	**530**	**(11,529)**
Write-down of discontinued operations to fair value, less cost to sell (net of income taxes)	-	-	-	-	-	-
Income (loss) from discontinued operations	**$-**	**$155**	**$(2,840)**	**$(9,746)**	**$101**	**$(12,330)**

(Thousands of Canadian dollars, except share and per share data)

4. Discontinued operations and assets held for sale (continued)

	For the three months ended September 30, 2003					
	Ackerman	Bolivia	Fishing	Bits	Mexico	Total
Revenue	$2,297	$299	$5,657	$7,157	$427	$15,837
(Loss) income before goodwill impairment (net of income taxes)	$ (458)	$ (389)	539	637	$ (77)	252
Goodwill impairment	-	-	-	-	-	-
(Loss) gain on sale (net of income taxes)	-	-	-	-	-	-
Write-down of discontinued operations to fair value, less cost to sell (net of income taxes)	-	-	-	-	-	-
(Loss) income from discontinued operations	$(458)	$(389)	$539	$637	$(77)	$252

	For the nine months ended September 30, 2004					
	Ackerman	Bolivia	Fishing	Bits	Mexico	Total
Revenue	**$-**	**$1,115**	**$13,533**	**$13,392**	**$224**	**$28,264**
Income (loss) before goodwill impairment (net of income taxes)	**$ -**	**$ 245**	**$ 1,531**	**$ (902)**	**$ (2,268)**	**$ (1,394)**
Goodwill impairment	-	-	-	-	-	-
(Loss) gain on sale (net of income taxes)	-	-	**(3,233)**	**(8,826)**	**530**	**(11,529)**
Write-down of discontinued operations to fair value, less cost to sell (net of income taxes)	-	-	**(1,200)**	**(16,700)**	-	**(17,900)**
Income (loss) from discontinued operations	**$ -**	**$ 245**	**$ (2,902)**	**$ (26,428)**	**$ (1,738)**	**$ (30,823)**

	For the nine months ended September 30, 2003					
	Ackerman	Bolivia	Fishing	Bits	Mexico	Total
Revenue	$7,688	$1,066	$14,940	$21,509	$1,388	$46,591
(Loss) income before goodwill impairment (net of income taxes)	$ (832)	$ (166)	$ 1,044	$ 1,186	$ (162)	$ 1,070
Goodwill impairment	4,039	-	-	12,700	-	16,739
(Loss) gain on sale (net of income taxes)	-	-	-	-	-	-
Write-down of discontinued operations to fair value, less cost to sell (net of income taxes)	-	-	-	-	-	-
(Loss) income from discontinued operations	$(4,871)	$(166)	$1,044	$(11,514)	$(162)	$(15,669)

(Thousands of Canadian dollars, except share and per share data)

5. Long-term debt

	September 30, 2004	December 31, 2003
Canadian term loan, payable in quarterly principal payments of $1,250 beginning April 30, 2004 and due January 31, 2007, bearing interest at prime plus 1.25% and secured by a general security agreement providing first charge on all assets of the Company and its Canadian and U.S. subsidiaries	**$6,000**	$-
Mortgage, repaid October 1, 2004	**1,385**	1,461
Installment sale agreement, repaid October 1, 2004	**295**	346
Capital loan, repaid January 29, 2004	**-**	12,000
Bank indebtedness, repaid January 29, 2004	**-**	11,552
Liquidity Note, repaid in January 29, 2004	**-**	6,000
Bridge Loan, repaid January 29, 2004	**-**	3,426
Promissory note, repaid June 2004	**-**	371
Other	**238**	307
	7,918	35,463
Less current portion	**6,704**	11,602
	$1,214	$23,861

On January 29, 2004, the Company completed a debt refinancing package with HSBC Bank Canada and HSBC Bank USA. Under the terms of this new agreement, HSBC Bank Canada provided a $15,000 term loan ("Canadian Term Loan") and a $20,000 (maximum limit) operating loan and HSBC Bank USA provided a U.S. $7,500 refinancing loan ("U.S. Refinancing Loan") and a U.S. $7,500 term loan ("U.S. Term Loan").

The proceeds of the January 29, 2004 long-term financings were used to repay the capital loan ($12,000), the liquidity note ($6,000), the bridge loan ($3,426), and bank indebtedness ($11,552).

In February 2004, the Company repaid U.S. $1,000 of the U.S. Term Loan from the proceeds of the Ackerman International sale. In April 2004, the Company repaid U.S. $300 of the U.S. Term Loan from the proceeds of the RTI sale. In August 2004, the Company repaid in full the U.S. Refinancing Loan and the U.S. Term Loan and repaid $6,500 of the Canadian Term Loan from the proceeds of the sales of its Fishing and Bits divisions (Note 4). In October 2004, the Company repaid in full the Mortgage and the Installment Sale Agreement.

(Thousands of Canadian dollars, except share and per share data)

6. Capital stock

	For the three months ended September 30, 2004		For the nine months ended September 30, 2004	
Issued	Number	Amount	Number	Amount
Common Shares				
Class A common shares				
Balance at beginning of period	42,615,844	$180,729	42,600,844	$180,665
Change in accounting policy (note 3)	-	-	-	19
Stock options exercised	-	-	15,000	45
Balance at September 30, 2004	**42,615,844**	**180,729**	**42,615,844**	**180,729**
Warrants				
Balance at beginning of period	137,686	805	179,535	808
Cancelled or expired	(35,560)	(188)	(77,409)	(191)
Balance at the September 30, 2004	102,126	617	102,126	617
		$181,346		**$181,346**

	For the three months ended September 30, 2004		For the nine months ended September 30, 2004	
	Number	**Weighted Average** Exercise price	Number	**Weighted Average** Exercise price
Options				
Outstanding at beginning of period	3,371,165	$ 3.97	3,471,165	$ 4.00
Granted	600,000	1.00	600,000	1.00
Cancelled or expired	(2,129,165)	3.95	(2,214,165)	3.99
Exercised	-	-	(15,000)	3.00
Outstanding at September 30, 2004	**1,842,000**	**$ 3.03**	**1,842,000**	**$ 3.03**

Normal course issuer bid

In October 2004, the Company received regulatory approval from the Toronto Stock Exchange to purchase up to 2,130,792 of its outstanding Class A common shares through a normal course issuer bid. The bid commenced October 15, 2004 and will terminate on October 14, 2005. In October 2004, 400,000 Class A common shares were purchased for cancellation at a cost of $1.25 per share. In November 2004, 250,000 Class A common shares were purchased for cancellation at a cost of $1.15 per share.

(Thousands of Canadian dollars, except share and per share data)

7. Cumulative Translation Adjustment

The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company's net investment in self-sustaining foreign operations.

	For the three months ended September 30, 2004	For the nine months ended September 30, 2004
Balance at beginning of period	$ 15,390	$ 19,394
Unrealized loss for the period on translation of net investment	4,920	916
Realized loss on sale of Diamond Products International, Inc.	(8,919)	(8,919)
Balance at September 30, 2004	$ 11,391	$ 11,391

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries.

8. Other expenses

	For the three months ended		For the nine months ended	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Write-down of EM assets (1)	$ -	$ -	$ 2,900	$ -
Write-off of advances (2)	-	805	-	805
Other	354	509	504	509
	$ 354	$ 1,314	$ 3,404	$ 1,314

(1) On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of the Company's EM-MWD wireless guidance assets and related technology (EM). As a result of this decision, this equipment had been marketed for sale by third party business advisors. The various indications of value arising during the sale process indicated that the carrying value of these assets may exceed their fair value less estimated disposal costs by $2,900. Accordingly, the Company recorded an impairment loss of $2,900 during the second quarter of 2004. In October 2004, the sales process related to the EM division was terminated (see Note 4).

(2) As a result of changes in circumstances since December 31, 2002, advances made to Newburgh Industries Ltd. were written off during the third quarter of 2003.

(Thousands of Canadian dollars, except share and per share data)

9. Guarantees

Effective for the year ended December 31, 2003, the Company adopted the new CICA Accounting Guideline 14, Disclosure of Guarantees, which recommends companies disclose the nature, amount and terms of obligations under guarantee or indemnification in the event of an adverse judgment in a lawsuit.

The Company has agreements in place to indemnify its Directors and Officers for certain events or occurrences while the Director or Officer is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company's financial position or operating results.

In conjunction with the sale of the Fishing and Bits divisions, the Company agreed to standard indemnification provisions, resulting in a portion of the proceeds being placed in escrow for periods of six months and one year, respectively (Note 4). Management is not aware of any issues that would impact the recoverability of these amounts.

10. Segmented Information

As a result of the decision to dispose of the Company's Bits and Fishing Divisions, resulting in discontinued operations treatment of these segments, the Company now operates in one reportable segment, the Tools Division.

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

	For the three months ended September 30, 2004	For the three months ended September 30, 2003	**For the nine months ended September 30, 2004**	For the nine months ended September 30, 2003
Revenue				
Canada	**$2,767**	$4,461	**$10,485**	$13,015
United States	**7,311**	10,068	**22,983**	21,849
International	**4,406**	5,807	**12,540**	11,671
	$14,484	$20,336	**$46,008**	$46,535
Capital assets				
Canada	**$23,372**	$29,002	**$23,372**	$29,002
United States	**30,027**	33,182	**30,027**	33,182
International	**11,528**	13,809	**11,528**	13,809
	$64,927	$75,993	**$64,927**	$75,993
Goodwill				
Canada	**$2,744**	$2,744	**$2,744**	$2,744

11. Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

DIRECTORS AND OFFICERS

Thomas R. Bates, Jr.[2]
Director

John G. Clarkson[1, 2]
Director

William J Myers [1]
Director

Kevin L. Nugent
President, CEO & Director

Dean G. Prodan[1,2]
Director

Robert E. Iversen
Vice-President Operations

Jeffrey B. Bennett
Vice-President Business Development

Darren B. Stevenson
Corporate Controller

Susan J. Foote
Corporate Secretary

1. Compensation Committee
2. Audit and Corporate Governance Committee

HEAD OFFICE
NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
T9E 7M9
Telephone: (780) 955-8828
Toll Free (800) 700-7942
Fax (780) 955-3309
website:www.nql.com

AUDITORS
Deloitte & Touche LLP
Edmonton, Alberta

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: NQL.A

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
Calgary, Alberta

For further information please contact:

Kevin Nugent, President and CEO
700, 435 – 4th Avenue S.W.
Calgary, Alberta, T2P 3A8
Telephone: (403) 266-3700
Facsimile: (403) 266-2225
e-mail: kevin.nugent@nql.com

or

Darren Stevenson, Corporate Controller
1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: : darren.stevenson@nql.com

THE COMPANY

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

Form 52 – 109FT2 – Certification of Interim Filings during Transition Period

I, Darren Stevenson, Corporate Controller, acting in the capacity of Chief Financial Officer, NQL Drilling Tools Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Drilling Tools Inc. (the "issuer") for the interim period ended September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 15, 2004
/s/ Darren Stevenson
Darren Stevenson
Corporate Controller, acting in the capacity of Chief Financial Officer

Form 52 – 109FT2 – Certification of Interim Filings during Transition Period

I, Kevin L. Nugent, President and Chief Executive Officer, NQL Drilling Tools Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Drilling Tools Inc. (the "issuer") for the interim period ended September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 15, 2004
/s/ Kevin L. Nugent
Kevin L. Nugent
President and Chief Executive Officer

NQL

DRILLING TOOLS inc.

November 15, 2004

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Manitoba Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Please accept this letter as written confirmation that NQL Drilling Tools Inc.'s third quarter report for the three months ended September 30, 2004 has been distributed to all parties listed on the supplemental mailing list. The date of mailing was November 15, 2004.

Sincerely,

"signed by"
Susan Foote
Corporate Secretary